Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex to Seek Voluntary De-listing from NASDAQ and to Restructure Board to Reflect Compliance Needs

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (June 29, 2009) – ChemGenex Pharmaceuticals Limited (ASX:CXS) advises that a decision has been taken by the Board to seek a voluntary de-listing from the NASDAQ Capital Market (“NASDAQ”) and to fully deregister from the U.S. Securities and Exchange Commission’s (“SEC”) ongoing reporting obligations.

The voluntary decision to de-list from NASDAQ and to deregister was taken following a detailed review of the limited benefits generated by the listing as compared to the significant, and growing, compliance costs of maintaining it.  In order to maintain the current NASDAQ listing, the Company is required to devote disproportionately large amounts of management time to meet numerous reporting and compliance obligations, such as the preparation and filing of periodic reports, Annual Reports on Form 20-F and compliance with burdensome control issues at great expense.  Based on this, ChemGenex no longer sees sufficient value in maintaining its secondary Level 2 listing on NASDAQ.

The de-listing from NASDAQ also means the company’s regulatory compliance requirements relating to Board structure are less onerous and the Board is able to be reduced in size.  Accordingly, Dr. Dennis Brown, Mr. Donald Santel and Dr. Julie Cherrington will resign as Directors effective July 20, 2009, but will continue their involvement with the company as active members of Advisory Boards.

Dr. Greg Collier, Chief Executive Officer and Managing Director thanked the outgoing Directors for their service to the company. “We have been fortunate to have had Dennis, Don and Julie on the Board over the past several years, and have benefitted from their significant experience. We look forward to their continued support as Advisory Board members as the Company moves to complete the regulatory filing for omacetaxine to the FDA in Q3, and plans for commercial launch in the USA in Q1 next year.”

The Company intends to file a Form 25 with the SEC on July 9, 2009 to commence the NASDAQ de-listing process.  It is expected that the de-listing will take effect as of the close of trading in New York on July 20, 2009.  The Company also expects thereafter to file a Form 15F with the SEC to terminate its registration and to suspend its reporting obligations under the Securities Exchange Act of 1934.  The Company confirms that it will maintain its primary listing on the Australian Securities Exchange (“ASX”).

Following deregistration, the Company’s securities will not be listed on any exchange in the United States.  The Company intends, however, that its American Depositary Shares (“ADSs”) continue to trade as a Level 1 program in the “over the counter” market.  As such, there will be no changes to the current status of the ADSs.

ChemGenex to Seek Voluntary De-listing from NASDAQ and to Restructure Board to Reflect Compliance Needs

All ADS holders will shortly receive a formal notice advising them of the downgrade of the program and providing instructions on how to proceed.

The anticipated timetable for the de-listing from NASDAQ and downgrade of the ADS program is set out below:

July 20, 2009	-	Termination of NASDAQ listing and downgrade of ADS program

July 21, 2009	-	Registration with the SEC suspended

October 19, 2009	-	Deregistration with the SEC effective

It is recommended that ADS holders who have further questions should wait until they receive the documentation from the Bank of New York Mellon (BoNYM).  However, in the interim, if any ADS holder has ANY questions in relation to the proposed changes, they may contact ChemGenex Company Secretary, Dr. James Campbell, via telephone on +61 3 52239900 or via email at jcampbell@chemgenex.com.

About ChemGenex Pharmaceuticals Limited                        (http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML). ChemGenex has a second anticancer compound, amonafide dihydrochloride (Quinamed®), which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP". For additional information on ChemGenex Pharmaceuticals, please visit our web site at http://www.chemgenex.com.

Details on the clinical trials can be accessed from the following websites;

http://clinicaltrials.gov/ct2/show/NCT00375219?term=homoharringtonine&rank=9 and http://www.tkiresistantcmltrials.com

Contacts

ChemGenex Information	Media Relations – Australia	Media Relations – USA
Dr. Greg Collier CEO and Managing Director Cell (Australia): +61 419 897501 Cell (USA): +1 650 200 8145 Email: collier@chemgenex.com	Rebecca Wilson Buchan Consulting Tel: +61 (0)3 9866 4722 Cell: + 61 (0)417 382 391 Email: rwilson@bcg.com.au	Joan Kureczka Kureczka/Martin Associates Tel: +1 415 821 2413 Cell: +1 415 690 0210 Email: Jkureczka@comcast.net

Level 4, 199 Moorabool St, Geelong, Victoria 3220, Australia   Telephone: +61 3 5223 9900   Facsimile: +61 3 5229 0100
Email: chemgenex@chemgenex.com   ABN 79 000 248 304

ChemGenex to Seek Voluntary De-listing from NASDAQ and to Restructure Board to Reflect Compliance Needs

Safe Harbor Statement

Certain statements made herein (including for this purpose sites to which a hyperlink has been provided) that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.  Investors should be aware that there are no assurances that results will not differ from those projected.

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Level 4, 199 Moorabool St, Geelong, Victoria 3220, Australia   Telephone: +61 3 5223 9900   Facsimile: +61 3 5229 0100
Email: chemgenex@chemgenex.com   ABN 79 000 248 304